Filed Pursuant to Rule 424(b)(3)

File No. 333-278000

AXXES OPPORTUNISTIC CREDIT FUND

(the “Fund”)

Supplement dated June 1, 2026

to the Prospectus and Statement of Additional Information (“SAI”) of the Fund, each dated June 11, 2025

This supplement updates certain information contained in the Fund’s Prospectus and Statement of Additional Information dated June 11, 2025. You may obtain a copy of the Fund’s Prospectus and SAI free of charge, upon request, by calling 1 (877) 462-9937, accessing the Fund’s website at axxesfundsolutions.com, or by writing to the Fund at c/o Axxes Advisors I LLC, 3011 Ponce de Leon Blvd, Suite 1420, Coral Gables, Florida 33134.

Terms used and not otherwise defined in this supplement shall have the same meanings as set forth in the Fund’s Prospectus and SAI.

Change in Portfolio Management of the Fund

Effective immediately, Greywolf Capital Management LP (“Greywolf”) no longer serves as an investment sub-adviser to the Fund. As such, all references to Greywolf with respect to its management of the Fund and any related disclosures are hereby deleted in their entirety.

Modification of Expense Limitation and Reimbursement Agreement; Extension of Fee Waiver

The Board of Trustees of the Fund (the “Board”) has approved an extension of the Management Fee Waiver by and between Axxes Advisors I LLC (the “Adviser”) and the Fund through July 31, 2027.

Additionally, the Board has amended and restated the Expense Limitation and Reimbursement Agreement between the Adviser and the Fund (the “A&R Agreement”) such that the Expense Cap applicable to Class A, Class C, and Class I Shares with respect to Specified Expenses is now reduced from 2.50% to 1.75% per annum of the Fund’s net assets attributable to each class. All references to the Expense Cap in the Fund’s Prospectus and SAI are hereby revised accordingly.

Additionally, the definition of “Specified Expenses” under the Expense Limitation and Reimbursement Agreement, as well as the Fund’s Prospectus and SAI, is hereby revised as follows:

“Specified Expenses” of the Fund means all expenses incurred in the business of the Fund, including organizational and offering expenses, with the exception of: (i) management fee payable by the Fund pursuant to the Investment Advisory Agreement; (ii) incentive fee payable by the Fund pursuant to the Investment Advisory Agreement; (iii) distribution and servicing fees in respect of any class of share; (iv) interest expense and other expenses incurred in connection with a possible credit facility for the Fund; (v) expenses incurred in connection with secondary offerings, co-investments and other investment-related expenses of the Fund; (vi) taxes; and (vii) extraordinary expenses (as determined in the sole discretion by the Investment Adviser).

Please retain this supplement for future reference.